Exhibit 2.3

As of August 11, 2006

The Aragon Group, Inc.
Summersport Enterprises, LLLP
Shareholders of The Aragon Group, Inc.
Limited Partners of Summersport Enterprises, LLLP
Stephen F. Snyder, on behalf himself and the other Shareholders of The Aragon Group, Inc.
and Limited Partners of Summersport Enterprises, LLLP
c/o Stephen F. Snyder
1 Par Club Circle
Village of Golf, Florida 33436

Via Facsímile No. (307) 739-1717

       RE: Extension of Time to File Application for Slot Machine Licenses under Purchase
              Agreement

Gentlemen:

The Purchaser Parties have requested, and the Seller Parties have consented to such request for, more time to prepare and file the application to obtain the Slot Machine Licenses pursuant to clauses (x) and (y) of Section 5.01(a)(ii) of the Purchase Agreement. Except as specifically set forth in the next paragraph, the parties do not waive any rights, remedies, conditions, covenants, representations or warranties that are provided for in the Purchase Agreement dated June 5, 2006 (the "Purchase Agreement") or the schedules, exhibits or annexes thereto or that may otherwise be available to such parties. Except as modified hereby, the Purchase Agreement shall remain effective and enforceable in accordance with its terms. Capitalized terms that are not otherwise defined herein shall have the meaning ascribed to such terms in the Purchase Agreement.

Accordingly, effective as of August 11, 2006, the parties amend each of clause (3) of Section 4.01(a)(ii) and clause (3) of Section 5.01(a)(ii) of the Purchase Agreement, by deleting the words "*August 1, 2006*" therefrom and substituting therefor the words "*August 22, 2006*". The parties amend Section 12.01(c)(i) of the Purchase Agreement with respect to the Purchaser Parties' time to cure any default under Section 5.01(a)(ii) by deleting the words "*twenty (20) Business Days*" therefrom and substituting the words "*five (5) Business Days*" therefor. Notwithstanding the foregoing, the Seller Parties' cure period under Section 12.01(c)(i) with respect to their obligations under Section 4.01(a)(ii) shall remain "*twenty (20) Business Days*". The parties also agree that at least three (3) Business Days before submission of any application or joint application seeking to obtain the Slot Machine Licenses is submitted to the Division of Pari-mutuel Wagering, the Purchaser Parties shall deliver a draft of such application or joint application to the Shareholder Representative for his review.

(Signature pages follow)

If this letter correctly reflects our mutual understandings and agreement as to the subject matter set forth herein, please sign this letter in the space provided below and return a signed copy to the undersigned, whereupon it shall be our legally binding agreement.

Very truly yours,

Boyd Gaming Corporation

By: /s/ Brian A. Larson
Name: Brian A. Larson
Title: Senior Vice President

FGB Development, Inc.

By: /s/ Brian A. Larson
Name: Brian A. Larson
Title: Senior Vice President

Boyd Florida, LLC

By: /s/ Brian A. Larson
Name: Brian A. Larson
Title: Authorized Representative

Agreed and Acknowledged by:

The Aragon Group, Inc.

By: /s/Stephen F. Snyder
    Stephen F. Snyder, President

Summersport Enterprises, LLLP,
By: The Aragon Group, Inc., its general partner

By: /s/Stephen F. Snyder
    Stephen F. Snyder, President

[Signatures Continue on Next Page]

/s/Stephen F. Snyder
Stephen F. Snyder, Individually and as Shareholder Representative for: The 2003 Barron Frederick Snyder Family Trust, Jamie S. Snyder Irrevocable Trust, Robert H. Hubsch, T. H. Barkdull, Jr., D. R. Knox, and Clinton E. Morris, Jr.